C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945
April 11, 2018
Manulife reports embedded value of $49.2 billion at the end of 2017 and releases 4Q17 supplemental disclosures updated for 2018 reporting segment changes

TORONTO – Manulife today released its 2017 Embedded Value Report and 4Q 2017 Statistical Information Package updated to reflect its new reporting segments effective January 1, 2018.
Manulife's 2017 Embedded Value Report details embedded value of $49.2 billion as at December 31, 2017, an increase of $2.8 billion from 2016. The embedded value of $49.2 billion, or $24.88 per share, reflects only a portion of the value of Manulife's businesses, as it attributes no value to our new business franchise, and only tangible book value to our wealth and asset management businesses and Manulife Bank. The report can be found at www.manulife.com/Investor-Relations.
The updated 4Q 2017 supplemental disclosures reflect changes to Manulife's primary reporting segments that became effective in 2018. As a result of the organizational changes made to increase focus and leverage scale in our global wealth and asset management businesses, the Company's wealth and asset management businesses are now a primary reporting segment, Global Wealth and Asset Management. The updated supplementary disclosure can be found at www.manulife.com/Investor-Relations. Please refer to the "Table of Contents" in the revised Statistical Information Package for a summary of all changes. The new reporting segments that will apply to our first quarter 2018 financial reporting are as follows:
•	Global Wealth and Asset Management – providing fee-based wealth solutions with little or no guarantees to our retail, retirement and institutional customers around the world.
•	Asia – providing insurance products and insurance based wealth accumulation products in Asia.
•	Canada – providing insurance products, insurance based wealth accumulation products, and banking services in Canada.
•	U.S. – providing insurance products and administering in-force insurance based wealth accumulation products in the U.S.
•
Corporate and Other - comprised of investment performance on assets backing capital, net of amounts allocated to the operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; our Property and Casualty Reinsurance business; and run-off reinsurance business lines.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2017, we had approximately 34,000 employees, 73,000 agents, and thousands of distribution partners, serving more than 26 million customers. As of December 31, 2017, we had over $1.04 trillion (US$829.4 billion) in assets under management and administration, and in the previous 12 months we made $26.7 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com